Exhibit 19.1

STATEMENT OF POLICY

CONCERNING

TRADING IN THE COMPANY’S SECURITIES

As amended and restated on February 24, 2025.

TABLE OF CONTENTS

Page

I. THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES	1

A. General Rule.	1
B. Purpose of this Policy.	2
C. Persons Subject to this Policy.	2
D. Other Companies’ Securities.	3
E. Company Transactions.	3
F. Guidelines.	3
G. Insider Trading Compliance Officer.	7
H. Procedures for Approving Trades by Section 16 Individuals, Key Employees, other Window Group Members and Hardship Cases.	8

II. OTHER LIMITATIONS ON SECURITIES TRANSACTIONS	9

A. Public Resales — Rule 144.	9
B. Private Resales.	10
C. Underwriter Lock-Up Agreements.	11
D. Restrictions on Purchases of Company Securities.	11
E. Disgorgement of Profits on Short-Swing Transactions — Section 16(b).	11
F. Filing Requirements.	12

III. POLICY COMPLIANCE	13

A. Violations of Insider Trading Laws or this Policy Can Result in Severe Consequences.	13
B. Every Individual is Responsible.	14
C. This Policy Continues to Apply Following Termination of Employment.	14
D. The Compliance Officer is Available to Answer any Questions about this Policy.	14
E. Exceptions; Conflicts; Interpretation Resolution.	14
F. This Policy is Subject to Revision.	14

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I.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.General Rule.

The U.S. securities laws regulate the purchase and sale of securities in the interest of protecting the investing public. U.S. securities laws give B&G Foods, Inc. and its subsidiaries (collectively, the “Company”), and their respective directors, officers and employees the responsibility to ensure that information about the Company and other companies that is received as a result of Company business activities is not used unlawfully in the purchase and sale of securities.

All directors, officers and employees should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if a director, officer or employee of a company knows material non-public financial information, that director, officer or employee is prohibited from buying or selling stock in the company until the information has been disclosed to the public. This is because the director, officer or employee knows information that will probably cause the stock price to change, and it would be unfair for the director, officer or employee to have an advantage (knowledge that the stock price will change) that the rest of the investing public does not have. In fact, it is more than unfair. It is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of the federal securities laws for any person to buy or sell securities if such person is in possession of material inside information. Information is material if it could affect a person’s decision whether to buy, sell or hold the securities. It is inside information if it has not been publicly disclosed. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping.”) In that case, they may both be held liable. While it is not possible to identify all information that would be deemed “material,” the following types of information ordinarily would be considered material:

•	Financial performance, especially quarterly and year-end results of operations, and significant changes in financial performance, conditions or liquidity.
•	Company projections and strategic plans.
•	Potential mergers and acquisitions or the sale of Company assets or subsidiaries.
•	New major contracts, collaborations, orders, suppliers, customers, or finance sources, or the loss thereof.
•	Significant changes or developments in products or product lines.
•	Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns. Significant pricing changes.
•	Stock splits, public or private debt or equity offerings, or changes in Company dividend policies or amounts.
•	Significant changes in senior management. Significant labor disputes or negotiations.

•	Actual or threatened major litigation, or the resolution of such litigation.
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A significant cybersecurity incident, such as a significant data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its properties or assets, whether at its facilities or through its information technology infrastructure or that of a material third party service provider.

The rule applies to any and all transactions in the Company’s securities, including its common stock and options and warrants to purchase common stock (other than the exercise of employee and non-employee director stock options or warrants or the withholding of shares to pay applicable withholding taxes upon the vesting of performance shares or restricted stock, but including the sale of shares to obtain the cash needed to exercise employee and non-employee director stock options or warrants or pay withholding taxes and the sale of shares acquired upon the exercise of employee stock options or warrants), and any other type of securities that the Company may issue, such as preferred stock, debt securities, convertible debentures, warrants and exchange-traded options or other derivative securities.

Inside information does not belong to the individual directors, officers or employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company securities, it is a fraud against members of the investing public and against the Company.

B.Purpose of this Policy.

The Company’s Board of Directors has adopted this Statement of Policy Concerning Trading in the Company’s Securities (this “Policy”) to promote compliance with federal and state securities laws that prohibit persons who are aware of material non-public information about a company from: (i) trading in securities of that company; or (ii) providing material non-public information to other persons who may trade on the basis of that information and to ensure that the confidentiality of information directors, officers and employees receive in the course of doing business is maintained.

C.Persons Subject to this Policy.

The prohibition against trading on material inside information applies to directors, officers and all other employees, and to other people who gain access to that information. This Policy also applies to “related parties” of directors, officers and employees. All directors, officers and employees are responsible for informing their related parties about this Policy and their compliance obligations. “Related parties” of a person in this Policy means such person’s spouse, members of his or her immediate family sharing the same household, anyone else who lives in such person’s house and any trust, partnership or other entity the investments of which any of the foregoing have direct or indirect power to control.

Because of their access to confidential information on a regular basis, this Policy subjects the Company’s directors, officers, and certain other employees and related parties (the “Window Group” as defined below) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section F.6 below. In addition, directors, officers and certain other employees with knowledge of material inside information may be subject to ad hoc restrictions on trading from time to time.

Additionally, the Company’s Board of Directors has designated the Company’s directors and certain of its officers as “Section 16 Individuals” who are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (the “ExchangeAct”). Except for those trades made pursuant to a valid 10b5-1 Plan, Section 16 Individuals must obtain prior approval of all trades in Company securities from the Compliance Officer (as defined below) in accordance with the procedures set forth in Section H below. The Company’s Board of Directors shall not less than annually update the list of designated Section 16 Individuals.

The Company’s Compliance Officer has designated certain persons as “Key Employees” because of their position with the Company and/or their access to material non-public information. Except for those trades made pursuant to a valid 10b5-1 Plan (described in Section F.7 below), Key Employees must obtain the prior approval of all trades in Company securities from the Compliance Officer in accordance with the procedures set forth in Section H below. The Compliance Officer shall amend the list of designated Key Employees from time to time as necessary to reflect the addition, resignation, departure or change in access to material non-public information of Key Employees.

The Window Group consists of (i) the Section 16 Individuals, (ii) the Key Employees, and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s Compliance Officer. All references to members of the Window Group include their related parties.

D.Other Companies’ Securities.

The same rules against insider trading apply to other companies’ debt or equity securities. Directors, officers, employees and related parties who learn material, non-public information about any third-party, including but not limited to suppliers, customers, or competitors through their work at the Company should keep it confidential and not buy or sell debt or equity securities in such companies until the information becomes public. Directors, officers, employees and related parties should not give tips about such securities. Information that is not material to the Company may nevertheless be material to a third-party.

E.Company Transactions.

From time to time, the Company may engage in transactions in Company securities. It is the policy of the Company to comply with all applicable insider trading laws, rules and regulations.

F.Guidelines.

The following guidelines must be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.Nondisclosure.

(a)General. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No one may “tip” or disclose material non-public information concerning the Company to any outside person (including, but not limited to family members, analysts, individual investors, and members of the investment community and news media), unless required as part of that person’s regular duties for the Company and authorized by the Compliance Officer and/or the Board of Directors. In any instance in which such information is disclosed to outsiders, the Company will take such steps as are necessary to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this Policy and/or to sign a confidentiality agreement. All inquiries from outsiders regarding material non-public information about the Company must be forwarded to the Compliance Officer.

(b)Keep Material Non-Public Information Secure. Care must be taken so that material, non-public information is secure. For example, files containing material, non-public information should be sealed and access to computer files containing such information should be restricted.

(c)No Recommendations when in Possession of Material Non-Public Information. No one may give trading advice of any kind about the Company to anyone while possessing material non-public information about the Company, except to advise others not to trade if doing so might violate the law or this Policy. The Company strongly discourages all directors, officers, employees and related parties from giving trading advice concerning the Company to third parties even when the director, officer, employee or related party does not possess material non-public information about the Company.

(d)No Participation in Chat Rooms or Social Media Outlets Regarding the Company’s Securities or Material Non-Public Information. Directors, officers and employees are prohibited from participating in chat room discussions, social media outlets or other online or social media forums regarding the Company’s securities or material non-public information. This prohibition includes blogs, tweets and the use of other social media to the extent the discussion concerns the Company unless an authorized spokesperson for the Company explicitly requests or authorizes such disclosures.

(e)Prohibition from Serving as Consultants to Money Managers or “Expert Networks.” Directors, officers and employees are prohibited from serving as consultants to money managers or expert networking firms.

2.Trading in the Company’s Securities.

(a)General. No director, officer, employee or related party may trade, or recommend that another person trade in the Company’s securities, when such person has knowledge of material, non-public information concerning the Company. This includes orders for purchases and sales of stock and convertible securities, such as options, puts and calls, and debt securities. Directors, officers, employees or related parties who possess material inside information must wait until the start of the third business day after the information has been publicly released before trading. For purposes of this Policy, the term “transaction” or “trade” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities or an interest therein, including any gift, pledge, contribution to a trust, or loan of securities.

(b)Gifts. No director, officer, employee or related party may gift Company securities, when such person has knowledge of material, non-public information concerning the Company. Notwithstanding the foregoing, the Compliance Officer may make exceptions to this Policy for bona fide gifts of Company securities (such as charitable donations, family gifts or estate planning transfers), provided that (i) the donor of the gift seeks pre-clearance for such gift from the Company’s Compliance Officer, (ii) the Compliance Officer is satisfied in the Compliance Officer’s sole discretion that such gift is not intended to circumvent insider trading laws, and (iii) the recipient of such gift agrees to comply with any restrictions on subsequent transactions of such Company securities that may be imposed by the Compliance Officer.

(c)Stock Options and Warrants. The exercise of employee and non-employee director stock options and warrants is not subject to this Policy, if the exercise price is paid in cash, or, pursuant to a contractual right, by either the surrender of securities by the holder of the option or warrant or the withholding by the Company of a portion of the underlying securities. However, stock that is acquired upon exercise of a stock option or warrant will be treated like any other stock, and may not be sold by a director, officer, employee or related party who is in possession of material inside information. Therefore, directors, officers, employees and related parties may not exercise stock options or warrants by selling options or warrants as part of such exercise when in possession of material non-public information.

(d)Transactions that Do Not Result in a Change in Beneficial Ownership. Transfers of Company securities that do not result in a change in beneficial ownership are not subject to this Policy.

3.Avoid Speculation. Investing in the Company’s securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the director, officer, employee or related party in conflict with the best interests of the Company and its stockholders. Although this Policy does not mean that directors, officers, employees or related parties may never sell securities, the Company encourages directors, officers, employees and related parties to avoid frequent trading in Company securities. Speculating in Company securities is not part of the Company culture.

4.Certain Types of Transactions are Prohibited.

(a)Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. This type of activity is inherently speculative in nature and it will arouse suspicion in the eyes of the Securities and Exchange Commission (the “SEC”) that the person was trading on the basis of inside information, particularly when the trading occurs before a major Company announcement or event. For these reasons, short sales of the Company’s securities by directors, officers, employees and related parties are prohibited by this Policy. In addition, Section 16(c) of the Exchange Act expressly prohibits directors and officers from engaging in short sales.

(b)Hedging Transactions. Certain forms of hedging or monetization transactions allow a director, officer or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other stockholders. Therefore, members of the Window Group are prohibited from purchasing or selling any financial instrument that is designed to hedge or offset any decrease in the market value of the Company’s securities, including prepaid variable forward contracts, equity swaps, collars and other derivative securities that are directly linked to the Company’s securities. All other employees are discouraged from entering into hedging transactions related to the Company’s securities.

(c)Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Likewise, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Company securities, the Company prohibits directors, officers and employees from purchasing Company securities on margin, holding Company securities in a margin account or pledging Company securities.

(d)Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and may therefore create the appearance that the director, officer or employee is trading based on inside information. Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities involving the Company’s stock, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the section above captioned “Hedging Transactions”.)

(e)Trading During Pension Fund and 401(k) Plan Blackout Periods. Directors and executive officers of the Company are prohibited by Section 306 of the Sarbanes-Oxley Act of 2002 from purchasing, selling or otherwise acquiring or transferring the Company’s equity securities during any blackout period under any individual account plan maintained by the Company, including any of the Company’s defined benefit pension plans or 401(k) plans.

5.Trading in Other Companies’ Securities. No director, officer or employee or related party should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation, if the director, officer or employee learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if a director, officer or employee learned through Company sources that the Company intended to purchase assets from a company, and then bought or sold stock in that other company because of the likely increase or decrease in the value of its securities.

6.Restrictions on the Window Group; Preclearance Required for All Trades in the Company’s Securities. Except for trades made pursuant to a validly created and approved 10b5-1 Plan, the Window Group is subject to the following additional restrictions on trading in Company securities:

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trading is permitted from the close of the second trading day following an earnings release with respect to the preceding fiscal period until the close of trading on the fifteenth day of the third calendar month of the current fiscal quarter (i.e., March 15, June 15, September 15 and December 15) (each, a “Window”), subject to the restrictions below;

•	all trades are subject to prior review;
•

pre-clearance for all trades must be obtained from the Company’s Compliance Officer (or, in the case of a trade by the Compliance Officer, by the Company’s Chief Executive Officer or Chief Financial Officer);

•

no trading in Company securities even during a Window while in possession of material inside information. Persons possessing such information may trade during a Window only after the close of trading on the second trading day following the Company’s widespread public release of such material inside information;

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no trading in Company securities outside of a Window or during any special blackout periods that the Compliance Officer may designate. No one may disclose to any outside third party that a special blackout period has been designated; and

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the Compliance Officer may, on a case-by-case basis, authorize trading in Company securities outside of a Window or during a special blackout period due to financial hardship or other hardships, provided, however, that if the Compliance Officer wishes to trade outside the Window it shall be subject to prior review by the Chief Executive Officer and the Chair of the Audit Committee.

7.Trading pursuant to a 10b5-1 Plan. Rule 10b5-1 under the Exchange Act provides officers and directors with an affirmative defense for insider trading liability under Rule 10b-5 for transactions made pursuant to a previously established contract, plan or instruction (a “10b5-1 Plan”). A valid 10b5-1 Plan presents an opportunity for insiders to establish arrangements to purchase, sell or gift Company securities without regard to a Window or special blackout period when the insider has material inside information. In order to be a valid 10b5-1 Plan, the arrangement must satisfy the requirements of Rule 10b5-1, including documenting a previously established (at a time when the insider did not possess material inside information), bona fide plan that specifies the price, amount and date of trades, or provides a formula or mechanism to determine such information. To comply with this Policy, the Company requires the adoption of any 10b5-1 Plan and any amendment or termination thereto to be approved by the Compliance Officer. The Compliance Officer may exercise his or her absolute discretion in approving or disapproving the adoption, termination or amendment of a 10b5-1 Plan. The 10b5-1 Plan must be entered into and may only be modified or terminated at a time when the insider is not aware of material non-public information and during a Window if the person is part of the Window Group. Once the 10b5-1 Plan is adopted, the insider must not exercise any influence over the amount of securities to be traded, the price at which the securities are to be traded or the date of the trade. The 10b5-1 Plan must include a cooling-off period before trading can commence that, for Section 16 Individuals, ends on the later of ninety (90) days after the adoption or modification of the 10b5-1 Plan or two (2) business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the 10b5-1 Plan was adopted or modified (but in any event, the required cooling-off period is subject to a maximum of one hundred twenty (120) days after adoption or modification of the 10b5-1 Plan) and for persons other than Section 16 Individuals, ends thirty (30) days after the adoption or modification of the 10b5-1 Plan. An insider may not enter into overlapping 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade 10b5-1 Plan during any 12-month period (subject to certain exceptions). Section 16 Individuals must include a representation in their 10b5-1 Plan to certify that: (i) they are not aware of any material non-public information about the Company; and (ii) they are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a 10b5-1 Plan must act in good faith with respect to the 10b5-1 Plan. Even with a validly created and approved 10b5-1 Plan, however, an insider is subject to the liability that may arise under Section 16 and must comply with Rule 144.

8.Trading within the 401(k) Plan. Currently, the Company does not offer the purchase of Company securities as an investment option in its 401(k) plans. However, should the Company offer an equity investment option in the future, the Window Group would be prohibited from trading in the Company’s securities in connection with the 401(k) plan during any blackout periods restricting trading by members of the Window Group.

G.Insider Trading Compliance Officer.

The Company has designated the Company’s Executive Vice President, General Counsel, Secretary and Chief Compliance Officer as its insider trading compliance officer (the “Compliance

Officer”). The Compliance Officer will review and either approve or prohibit all proposed trades by Section 16 Individuals, Key Employees and any other members of the Window Group in accordance with the procedures set forth in Section H below.

In addition to the trading approval duties described in Section H below, the duties of the Compliance Officer will include the following:

1.Administering this Policy and monitoring and enforcing compliance with all Policy provisions and procedures.

2.Responding to all inquiries relating to this Policy and its procedures.

3.Designating and announcing special trading blackout periods during which no Window Group members may trade in Company securities.

4.Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons who the Compliance Officer determines have access to material non-public information concerning the Company.

5.Administering, monitoring and enforcing compliance with all federal and state insider trading laws and regulations, including without limitation Sections 10(b), 16, 20A and 21A of the Exchange Act and the rules and regulations promulgated thereunder, and Rule 144 under the Securities Act of 1933 (the “Securities Act”); and assisting in the preparation and filing of all required SEC reports relating to insider trading in Company securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

6.Revising this Policy as necessary to reflect changes in federal or state insider trading laws and regulations.

7.Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

8.Maintaining the accuracy of the list of Section 16 Individuals and Key Employees, and updating them periodically as necessary to reflect additions to or deletions from each category of individuals.

9.Reviewing and approving 10b5-1 Plans to be established for insiders and any request to terminate or amend any previously established 10b5-1 Plan.

The Compliance Officer may designate one or more individuals, which may include inside or outside counsel, who may perform the Compliance Officer’s duties.

H.Procedures for Approving Trades by Section 16 Individuals, Key Employees, other Window Group Members and Hardship Cases.

1.Window Group Member Trades. Except for trades made pursuant to a validly created and approved 10b5-1 Plan, no Window Group member may trade in Company securities until:

(a)the person trading has notified the Compliance Officer in writing of the amount and nature of the proposed trade,

(b)the person trading has certified to the Compliance Officer that (i) such person is not in possession of material non-public information concerning the Company and (ii) such person has received, read and understands this Policy, has had the opportunity to ask the Compliance Officer questions regarding this Policy, and (iii) the proposed transaction will not violate this Policy, and

(c)the Compliance Officer has approved the trades, and has certified the approval in writing. Written approval can be by email.

2.Hardship Trades. The Compliance Officer may, on a case-by-case basis, authorize trading in Company securities outside of a Window or during a special blackout period due to financial hardship or other hardships only after:

(a)the person trading has notified the Compliance Officer in writing of the circumstances of the hardship and the amount and nature of the proposed trade,

(b)in addition to any applicable requirements set forth in Section H.1 above, the person trading has certified to the Compliance Officer in writing no earlier than two business days prior to the proposed trades that he or she is not in possession of material non-public information concerning the Company, and

(c)the Compliance Officer has approved the trade and has certified the approval in writing.

3.No Obligation to Approve Trades. The existence of the foregoing approval procedures does not in any way obligate the Compliance Officer to approve any trades requested by Window Group members or hardship applicants. The Compliance Officer may reject any trading requests at his or her sole discretion.

4.Trades pursuant to a 10b5-1 Plan. The Compliance Officer must review and approve an insider’s 10b5-1 Plan. Once the 10b5-1 Plan has received all necessary approvals and has become effective, trades made pursuant to the 10b5-1 Plan do not need the Compliance Officer’s approval before taking place. The Compliance Officer does, however, need immediate written notice of trades made by Section 16 Individuals pursuant to the 10b5-1 Plan to ensure compliance with Section 16 and Rule 144.

5.Underwritten Offerings. The prohibitions on trading outside of a Window and procedures for approving trades of Window Group members are not applicable to sales pursuant to an underwritten offering registered with the SEC.

II. OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

A.Public Resales — Rule 144.

The Securities Act requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon (i) for public resales by any person of “restricted securities” (i.e., securities acquired in a private offering) and (ii) for public resales by officers, directors and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

Rule 144 contains five conditions, although the applicability of some of these conditions will depend on the circumstances of the sale:

1.Current Public Information. Current information about the Company must be publicly available at the time of sale. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement.

2.Holding Period. Restricted securities must be held and fully paid for by the seller for a period of at least six months prior to the sale. The holding period requirement, however, does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act because they are not restricted securities. If the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities may be eligible to be “tacked” to the seller’s holding period in determining if the six month requirement has been satisfied.

3.Volume Limitations. The amount of securities which can be sold during any three month period cannot exceed the greater of (1) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class on the New York Stock Exchange during the four calendar weeks preceding the filing of the notice of sale referred to below.

4.Manner of Sale. The securities must be sold in unsolicited brokers’ transactions or directly to a market-maker.

5.Notice of Sale. The seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements” below.

The foregoing conditions do not have to be complied with by holders of restricted securities who have held (and fully paid for) their restricted securities for at least six months and who were not affiliates during the three months preceding the sale under the rule, subject to the satisfaction of the current public information condition described above.

Bona fide gifts are not deemed to involve sales of stock for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor for a period of up to one year following the gift, depending on the circumstances.

B.Private Resales.

Directors and officers also may sell securities in a private transaction without registration. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he or she is acquiring restricted securities that must be held for at least six months before the securities will be eligible for resale to the public under Rule 144. Private resales raise certain documentation and other issues and must be reviewed in advance by the Company’s Compliance Officer.

C.Underwriter Lock-Up Agreements.

Some holders of the Company’s common stock outstanding immediately prior to any future underwritten public offering of the Company’s common stock may be asked to agree not to offer, sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for an agreed upon period of time from the date of the public offering without the prior written consent of the underwriters of the offering. The terms of any such lock-up agreements vary, and anyone who signs a lock-up agreement will be responsible for complying with its terms.

D.Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC has adopted Regulation M and Rule 10b-18 under the Exchange Act. Regulation M generally prohibits the Company or any of its affiliates from buying Company stock in the open market during certain periods while a public offering is taking place. Rule 10b-18 sets forth guidelines for purchases of Company stock by the Company or its affiliates while a stock buyback program is occurring. While the guidelines are optional, compliance with them provides immunity from a stock manipulation charge. You should consult with the Company’s Compliance Officer if you desire to make purchases of Company stock during any period that the Company is making a public offering or buying stock from the public.

E.Disgorgement of Profits on Short-Swing Transactions — Section 16(b).

Section 16 of the Exchange Act applies to directors and officers of the Company and to any person owning more than ten percent of any registered class of the Company’s equity securities. The section is intended to deter such persons (collectively referred to below as “insiders”) from misusing confidential information about their companies for personal trading gain. Section 16(a) requires insiders to publicly disclose any changes in their beneficial ownership of the Company’s equity securities (see “Filing Requirements,” below). Section 16(b) requires insiders to disgorge to the Company any “profit” resulting from “short-swing” trades, as discussed more fully below. Section 16(c) effectively prohibits insiders from engaging in short sales (see “Certain Types of Transactions are Prohibited—Short Sales,” above).

Under Section 16(b), any profit realized by an insider on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.

Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is not a defense. All that is necessary for a successful claim is to show that the insider realized “profits” on a short-swing transaction; however, profit, for this purpose, is calculated as the difference between the sale price and the purchase price in the matching transactions, and may be unrelated to the actual gain on the shares sold. When computing recoverable profits on multiple purchases and sales within a six month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits. The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers and certain corporate reorganizations. Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members) whose securities are deemed to be beneficially owned by the insider.

The Section 16 rules are complicated and present ample opportunity for inadvertent error. To avoid unnecessary costs and potential embarrassment for insiders and the Company, officers and directors are strongly urged to consult with the Company’s Compliance Officer prior to engaging in any transaction or other transfer of Company equity securities regarding the potential applicability of Section 16(b).

F.Filing Requirements.

1.Forms 3, 4 and 5. Under Section 16(a) of the Exchange Act, insiders must file with the SEC and the New York Stock Exchange public reports disclosing their holdings of and transactions involving the Company’s equity securities. Copies of these reports must also be submitted to the Company. An initial report on Form 3 must be filed by every insider within 10 days after election or appointment disclosing all equity securities of the Company beneficially owned by the reporting person on the date he or she became an insider. Even if no securities were owned on that date, the insider must file a report. Any subsequent change in the nature or amount of beneficial ownership by the insider (including changes due to sales under 10b5-1 Plans) must be reported on Form 4 and filed before the end of the second business day following the day on which the transaction causing such change is executed, as such date of execution is determined by Rule 16a-3 under the Exchange Act. Certain exempt transactions may be reported on Form 5 within 45 days after the end of the fiscal year. The fact that no securities were owned after the transactions were completed does not provide a basis for failing to report. All changes in the amount or the form (i.e., direct or indirect) of beneficial ownership (not just purchases and sales) must be reported. Thus, such transactions as gifts and stock dividends ordinarily are reportable. Moreover, an officer or director who has ceased to be an officer or director must report any transactions after termination which occurred within six months of a transaction that occurred while the person was an insider.

The reports under Section 16(a) are intended to cover all securities beneficially owned either directly by the insider or indirectly through others. An insider is considered the direct owner of all Company equity securities held in his or her own name or held jointly with others. An insider is considered the indirect owner of any securities from which he obtains benefits substantially equivalent to those of ownership. Thus, equity securities of the Company beneficially owned through partnerships, corporations, trusts, estates, and by family members generally are subject to reporting. Absent countervailing facts, an insider is presumed to be the beneficial owner of securities held by his or her spouse and other family members sharing the same home. But an insider is free to disclaim beneficial ownership of these or any other securities being reported if the insider believes there is a reasonable basis for doing so.

It is important that reports under Section 16(a) be prepared properly and filed on a timely basis. The reports must be received at the SEC by the filing deadline. There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against insiders who do not comply fully with the filing requirements. In addition, the Company is required to disclose in its annual proxy statement the names of insiders who failed to file Section 16(a) reports properly during the fiscal year, along with the particulars of such instances of noncompliance. Accordingly, the Company strongly urges all directors and officers to notify the Company’s Compliance Officer, prior to any transactions or changes in their or their family members’ beneficial ownership involving Company stock and to avail themselves of the assistance available from the Company’s Legal Department, or their own counsel in satisfying the reporting requirements.

2.Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D or 13G by any person or group which acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

Reports on Schedule 13D and 13G are required to be filed with the SEC and submitted to the Company within five business days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed within two business days. If a material change occurs in the facts set forth in a Schedule 13G filing, the filing must be amended within 45 days after the end of the calendar quarter in which any material change occurred.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). As is true under Section 16(a) of the Exchange Act, a person filing a Schedule 13D or 13G may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

3.Form 144. As described above under the discussion of Rule 144, a seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless (x) the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000 or (y) the seller is not at the time of the sale, and has not been for the three months preceding such date, an affiliate of the Company and, if the securities to be sold are restricted securities, such restricted securities have been held (and fully paid for) for at least one year.

III.POLICY COMPLIANCE

A.Violations of Insider Trading Laws or this Policy Can Result in Severe Consequences.

1.Civil and Criminal Penalties. The SEC, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay civil penalties up to three times the profit made or loss avoided, face private action for damages, and be subject to criminal monetary penalties and incarceration for a substantial period of time. The Company and/or the supervisors of the person violating the rules may also be liable for insider trading.

2.Company Discipline. Any director, officer or employee who fails to comply with this Policy is subject to appropriate disciplinary action up to and including removal and/or termination of employment.

3.Reporting Violations of this Policy. Any person who violates this Policy or any insider trading laws, or knows of any violation by any other person, must report the violation immediately to the Compliance Officer, the Legal Department, the Audit Committee of the Board of Directors or confidentially through EthicsPoint. To raise a concern through EthicsPoint, go to www.bgethics.com or www.ethicspoint.com or call 1.866.294.4079.

B.Every Individual is Responsible.

Every director, officer and employee has the individual responsibility to comply with this Policy. An employee may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material non-public information and even though the employee believes that he or she may suffer an economic loss or forego anticipated profit by waiting.

C.This Policy Continues to Apply Following Termination of Employment.

This Policy continues to apply to transactions in securities even after termination of employment. If a director, officer or employee is in possession of material non-public information about the Company or another company as a result of their business activities with the Company when his or her position, employment or relationship with the Company terminates, he or she may not trade in such company’s securities until that information has become public or is no longer material.

D.The Compliance Officer is Available to Answer any Questions about this Policy.

If you have any doubts as to your responsibilities under this Policy, you should seek guidance and clarification from the Compliance Officer. Please do not try to resolve uncertainties on your own.

E.Exceptions; Conflicts; Interpretation Resolution.

The Compliance Officer has ultimate responsibility for this Policy and all matters pertaining to the interpretation and enforcement hereof, and is responsible for implementing and monitoring compliance with this Policy. Exceptions to this Policy may only be granted upon approval by the Compliance Officer.

F.This Policy is Subject to Revision.

It is expected that changes will be required to be made to this Policy from time to time to take account of changes or developments in legal or regulatory requirements or best practices. The Company will endeavor to inform all affected persons of any material changes to this Policy.